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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        Auto-trol Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.02
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    052754207
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Howard B. Hillman
                12500 North Washington Street, Denver, CO 80241
                                 (303) 452-4919
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 22, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (03-00)

Schedule 13D
CUSIP No. 052754207                                 Auto-trol Technology Company
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Howard B. Hillman
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS (See Instructions)

            00

--------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                      669,767
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   57,426,797
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                     669,767
                          ------------------------------------------------------
         PERSON            10     SHARED DISPOSITIVE POWER

          WITH                     57,426,797
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            58,096,564
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.9%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 052754207                                 Auto-trol Technology Company
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Venhill Limited Partnership
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS (See Instructions)

            00

--------------------------------------------------------------------------------

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    56,658,106
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   56,658,106
                          ------------------------------------------------------
         PERSON            10     SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            56,658,106
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            95.4%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            PN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 052754207                                 Auto-trol Technology Company
--------------------------------------------------------------------------------



ITEM 4.           PURPOSE OF TRANSACTION.
------            ----------------------

On December 10, 2001, Howard B. Hillman ("Hillman") proposed to the board of directors of Auto-trol Technology Corporation (the "Issuer") a merger pursuant to which Hillman, Venhill Limited Partnership ("Venhill") and other affiliates, or an entity to be formed by Hillman would acquire beneficial ownership of all of the stock of the Issuer not currently controlled by them for a cash purchase price of $0.20 per share.

Consummation of the transaction would be subject to various conditions, including the execution of definitive agreements.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
------            --------------------------------

                  None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         JANUARY 24, 2002
                                         ---------------------------------------
                                         Date


                                         /S/HOWARD B. HILLMAN
                                         ---------------------------------------
                                         Signature


                                         HOWARD B. HILLMAN
                                         ---------------------------------------
                                         Name/Title


                                       4